UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2007            File No.    0-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated October 26, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: October 29, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

DEJOUR ENTERPRISES LTD.:                                                               Amex:”DEJ”/ TSX-V: “DEJ”

FOR RELEASE:

                            October 26, 2007

Dejour Updates Piceance and Peace Arch Projects

October 26, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (Amex: DEJ, TSX-V: DEJ,  D5R: Frankfurt) reports further updates on its Piceance Basin and Peace River Arch E&P Projects.

Piceance Basin, Colorado

North Barcus Creek #1-12

Flow-testing and completion operations for the N. Barcus Creek #1-12 discovery well located in Rio Blanco County are continuing. All frac fluids have now been recovered. Operator is assessing additional work to ensure the optimum completion method for production from these significant reservoirs. The time spent establishing the completion methodology at the #1-12 well will assist in the completion program for the N. Barcus Creek #2-12 well and all future wells bearing similar geology on this lease block. Flow rates have continued to meet the operator’s expectations.

New Permits

Dejour and its partners at the N. Barcus Creek Prospect have received permits to allow the drilling of 2 additional wells on this 1590 acre lease block, where Dejour and its partners have drilled, cased, logged and currently testing for production two wells, each yielding in excess of 250 feet of net indicated gas pay.

Dejour holds a 25% unpromoted interest in these lands and all exploration expenditures.  Current spacing unit approvals from the BLM allow for the drilling of an estimated 38 wells based on 40 acre spacing.  In the future, further down-spacing to 10 acre units is likely.

This N. Barcus Creek lease block lies directly between a large Exxon lease block directly to the east and a large lease block owned by EnCana to the west.  The Exxon lands host four recent natural gas resource discoveries drilled by Williams Cos. immediately offsetting the Company’s leases.  Exxon previously announced its intention to drill 1000 wells on its leases in that area.  Recently, Conoco-Philips announced its intention to commence drilling the first of 800 wells on the EnCana lands, which are now subject to a Conoco-Philips joint venture, early in 2008.

N. Barcus Creek is one of three lease blocks totalling approximately 5010 acres within the ‘Rio Blanco Deep’ project area.

Peace River Arch, Alberta/BC

In the Peace Arch Project in NW Alberta and NE British Columbia, Dejour has planned an extremely active winter drilling, completion and tie-in program for its gas and oil projects.

Evaluation of the 30% non-operated working interest Saddle Hills discovery by the Operator is nearly complete with tie-in and further development planned this season. Initial delivery is expected to be at least 1.5 million cubic feet per day from two zones in this well.

The Company is pleased to report that applications are in place to drill four exploration wells by year end.  Two of these wells target oil and two target natural gas.  In addition three seismic programs are underway to evaluate three further potential exploratory well locations.  The company has also purchased and interpreted 3D seismic in its initial 100% pre payout ownership of this Drake area discovery to guide winter drilling of between three and seven development wells to follow up on last winter’s discoveries. Additionally, success at recent land sales has added 5230 acres of 100% working interest land, increasing Dejour’s gross ownership to over 44000 acres in this active E&P area, with an average net working interest of 44%.

R. Marc Bustin, Ph.D., P.Geol. FRSC is the qualified person for the Piceance/Uinta Basin projects and Charles Dove B.Sc.P.Geoph. is the qualified person for the Peace River Arch projects discussed in this news release.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them to enhance shareholder returns.

Currently, Dejour holds interest in over 60 separate exploration project areas (average interest over 25%) in its search for and exposure to significant energy discovery in the hydrocarbon bearing basins of Piceance/Uinta in Colorado/Utah, the Peace River Arch of NE British Columbia/NW Alberta Canada, and the uranium bearing Athabasca/Thelon Basins of Northern Canada through its holdings of Titan Uranium (TSX-V: TUE) and associated carried/royalty interests.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although Dejour believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uranium and oil and gas prices, well or production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbor.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com